                 INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This information is being furnished in connection with the designation by RDS Acquisition, Inc. ("Sub"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated October 27, 1996, by and among Big B, Inc. ("Big B"), Revco D.S., Inc. ("Revco") and Sub, of persons to be elected to the Board of Directors of Big B (the "Big B Board") other than at a meeting of the shareholders of Big B. The Merger Agreement is more fully described under Item 3 of Amendment No. 8 to Big B's Schedule 14D-9 ("Amendment No. 8"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in Amendment No. 8.

THE SUB DESIGNEES

     Pursuant to the Merger Agreement, subject to compliance with applicable law, promptly upon the payment by Sub for Shares pursuant to the Offer, and from time to time thereafter, Sub will be entitled to designate such number of directors (the "Sub Designees"), rounded up to the next whole number, on the Big B Board as is equal to the product of the total number of directors on the Big B Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Sub or any other subsidiary of Revco bears to the total number of fully diluted Shares then outstanding; provided, however, that in the event that Sub Designees are appointed or elected to the Big B Board, until the Effective Time of the Merger such Big B Board shall have at least three directors who are directors on the date of the Merger Agreement (the "Continuing Directors") and, in such event, if the number of Continuing Directors shall be reduced below three for any reason whatsoever, any remaining Continuing Directors shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers, shareholders or affiliates of Big B, Revco or Sub, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. Big B shall, upon request of Sub, promptly take all actions necessary to cause the Sub Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors.

     It is expected that on the date that Sub accepts for payment and purchases Shares under the Offer, Big B will promptly take such other action as necessary to enable the Sub Designees to be elected to the Big B Board.

     Set forth in the table below are the name, age, present principal occupation or employment and business address for each of the persons who may be designated by Sub as the Sub Designees. Unless otherwise indicated, the business address for each individual listed below is 1925 Enterprise

Parkway, Twinsburg, Ohio 44087. Each of the individuals listed below is a citizen of the United States.

    NAME, AGE AND                   PRESENT PRINCIPAL OCCUPATION OF EMPLOYMENT
   BUSINESS ADDRESS                      AND FIVE-YEAR EMPLOYMENT HISTORY
----------------------  -------------------------------------------------------------------
D. Dwayne Hoven (55)    Director, Revco; Chief Executive Officer, Revco (since August
                        1993); President, Revco (since July 1992); Chief Operating Officer,
                        Revco (July 1992 to August 1993); Executive Vice President,
                        Marketing and Stores, Revco (December 1991 to July 1992); Member of
                        interim office of President, Revco (June 1992 to July 1992);
                        Executive Vice President of Stores, Revco (July 1989 to December
                        1991); Senior Vice President of Distribution, Revco (January 1988
                        to June 1989); Director, OfficeMax, Inc.; Selected (effective
                        August 27, 1992) to become member of Revco Board to fill vacancy.
Carl A. Bellini (62)    Director, Revco; Executive Vice President and Chief Operating
                        Officer, Revco (since October 1993); Executive Vice President,
                        Marketing and Stores, Revco (August 1992 to October 1993); Acting
                        Chief Operating Officer; Standard Brands Paint Co. (December 1991
                        to April 1992); President and Chief Operating Officer, Erol's, Inc.
                        (June 1989 to June 1991); Executive Vice President, Store
                        Operations, Revco (December 1987 to June 1989); Selected (effective
                        August 1, 1994) to become member of Revco Board to fill vacancy.
Brian P. Carney (36)    Senior Vice President, Finance, Revco (since May 1996); Vice
                        President and Controller, Revco (June 1992 to May 1996); director of general accounting, Revco (October 1989 to June 1992); Manager,
                        Arthur Andersen & Co. (prior to October 1989).
Jack A. Staph (51)      Senior Vice President, Secretary and General Counsel, Revco (since
                        December 1986); Member, interim office of President, Revco (June
                        1992 to July 1992); Member, legal staff, Revco (over ten years prior to June 1986).
Paul N. Harris (38)     Assistant Secretary, Revco (since July 1993); Senior Counsel, Revco
                        (July 1988 to July 1993).

     Any other officer of Revco or Sub listed in Schedule I to the Offer to Purchase dated September 10, 1996, filed as an exhibit to the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, as amended, of Revco and Sub may also be designated by Sub as a Sub Designee. The information with respect to the Sub Designees has been supplied by Sub for inclusion herein.

CERTAIN INFORMATION CONCERNING BIG B

     As of October 24, 1996, there were approximately 18.8 million Shares outstanding and approximately 22.2 million Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by shareholders is entitled to one vote on such matter. The Big B Board consists of seven members.

THE CURRENT MEMBERS OF THE BIG B BOARD AND EXECUTIVE OFFICERS OF BIG B

     To the extent that the Big B Board will consist of persons who are not among the Sub Designees, the Big B Board is expected to consist of persons who are currently directors of Big B who have not resigned.

     The following tables set forth as to each director, his or her age, principal occupation, business experience and the period during which each has served as a director of Big B.

ANTHONY J. BRUNO                                Director since 1979
Chairman of the Board,                          Age 69
Chief Executive Officer

Mr. Bruno has served as Chairman of the Board and Chief Executive Officer of Big B since 1993 and served as President of Big B from 1979 to 1993.

ARTHUR M. JONES, SR.                            Director since 1981
President,                                      Age 48
Chief Operating Officer

Mr. Jones has served as President and Chief Operating Officer of Big B since 1993 and served as Executive Vice President and Secretary/Treasurer from 1981 to 1993.

VINCENT J. BRUNO                                Director since 1981
Senior Vice President,                          Age 53
Purchasing and Advertising

Mr. Bruno has served as Senior Vice-President of Purchasing and Advertising of Big B since 1981.

JAMES A. BRUNO                                  Director since 1993
Executive Vice President,                       Age 35
Secretary

Mr. Bruno has served as Executive Vice-President of Big B since 1995 and as Secretary of Big B since 1993. He also served as Vice-President of Marketing of Big B from 1987 to 1995.

RICHARD COHN                                    Director since 1981
Attorney, Sirote & Permutt, P.C.                Age 53

Mr. Cohn has served as counsel for Big B since 1981.

CHARLES A. MCCALLUM, D.M.D., M.D.               Director since 1993
Professor of Medicine and Dentistry,            Age 69
University of Alabama at Birmingham ("UAB")

Mr. McCallum served as President of UAB from 1987 to 1993.

SUSAN W. MATLOCK                                Director since 1995
Executive Director, Birmingham                  Age 49
Business Assistance Network

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     As of October 28, 1996, Revco and Sub beneficially owned an aggregate amount of 2,377,486 Shares, constituting approximately 12.7% of the total outstanding Shares of Big B. That figure includes Revco and Sub's deemed beneficial ownership of 1,187,486 Shares pursuant to a Support Agreement, dated as of October 27, 1996, between Revco and Sub and Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities related to Vincent J. Bruno.

     According to publicly available information, the following individuals and entities (other than the officers and directors of Big B whose ownership is disclosed below and Revco and its affiliates) beneficially own 5% or more of the outstanding shares:

                                                               COMMON STOCK BENEFICIALLY OWNED
                          OWNER                             --------------------------------------
                     NAME AND ADDRESS                       NUMBER OF SHARES   PERCENTAGE OF CLASS
----------------------------------------------------------  ----------------   -------------------
RCM Capital Management....................................      1,534,000              8.2%
RCM Limited L.P.
RCM General Corporation
  Four Embarcadero Center
  Suite 3000
  San Francisco, CA 94111
The Prudential Insurance Company of America...............        943,200              5.0%
  Prudential Plaza
  Newark, NJ 07102-3777

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of October 29, 1996, the directors and officers of Big B, as a group (12 persons), beneficially owned 2,455,930 Shares (of which 31,250 Shares are represented by options which are exercisable within sixty days by members of the group under Big B's Employee Stock Option Plan), constituting approximately 13.1% of the total outstanding Shares of Big B. Set forth in the following table is information concerning the beneficial ownership of Big B's Shares by certain of its executive officers on October 29, 1996. Except as set forth above, under "Stock Ownership of Certain Beneficial Owners," Big B knows of no person (excluding officers and directors of Big B) who may be deemed to own beneficially more than 5% of the outstanding Shares of Big B.

                                                                 SHARES BENEFICIALLY OWNED
                                                        --------------------------------------------
                                                        NUMBER OF SHARES(1)      PERCENTAGE OF CLASS
                                                        -------------------      -------------------
Anthony J. Bruno.....................................          841,129                   4.5%
Arthur M. Jones, Sr..................................           84,080                    .5%
Vincent J. Bruno.....................................        1,332,530                   7.1%
James A. Bruno.......................................           77,484                    .4%
Bobby W. Little......................................           35,875                    .2%

---------------

(1) The amounts shown represent the total Shares beneficially owned by such individuals together with Shares which are issuable upon the exercise of all stock options which are currently exercisable. Specifically, the following individuals have the right the acquire the Shares indicated after their names, upon exercise of such options: Arthur M. Jones, Sr., 11,000; Vincent
    J. Bruno, 3,500; and James A. Bruno, 5,000, and all officers and directors as a group, 31,250.

     Vincent J. Bruno is the nephew of Anthony J. Bruno. James A. Bruno is the son of Anthony J. Bruno. These three individuals beneficially own, in the aggregate, 2,251,148 Shares (of which 12,500 Shares are represented by options exercisable within sixty days by Vincent J. Bruno and James A. Bruno under Big B's Employee Stock Option Plan), constituting approximately 12.0% of the total outstanding Shares of Big B.

COMMITTEES OF THE BIG B BOARD

     Audit Committee. The Audit Committee consists of three non-employee directors: Susan W. Matlock, Richard Cohn and Charles A. McCallum, D.M.D., M.D. The Committee, which met once during the past year, has the primary functions of recommending independent accountants to be engaged by Big B, reviewing the scope and results of the independent accountants' examinations of Big B's financial statements, and examining Big B's accounting practices and procedures and internal accounting controls.

     Compensation Committee. The Compensation Committee consists of three non-employee directors: Richard Cohn, Charles A. McCallum, D.M.D., M.D. and Susan W. Matlock. The Compensation Committee, which held one meeting during the past year, reviews and approves salaries and benefits for the executive officers of Big B.

     Nominating Committee. Big B does not have a nominating committee.

MEETINGS; DIRECTOR COMPENSATION AND BENEFITS

     The Big B Board held four meetings during the fiscal year ending January 31, 1996. No incumbent director attended fewer than 75% of the aggregate number of Big B Board and committee meetings on which such Big B Board member served. Directors fees of $1,000 each for the Big B Board meetings attended were paid to each non-employee Director of Big B. Big B allows non-employee Directors to elect to be paid Director fees in Shares of Big B, and all of the non-employee Directors have elected to be paid in Shares. On October 27, 1996, the Big B Board approved a payment of $10,000 to each of Charles A. McCallum and Susan W. Matlock as special compensation in exchange for the substantial additional services rendered and expected to be rendered by such individuals in connection with the extraordinary events surrounding the Offer and the Merger, the Big B Board's consideration of and response to the Offer and the Merger, and the Big B Board's consideration of alternatives to maximizing shareholder value.

                             EXECUTIVE COMPENSATION

COMPENSATION TO EXECUTIVE OFFICERS

     The following table is a summary of certain information concerning the compensation earned by Big B's chief executive officer and each of the other four most highly compensated executive officers.

                                                                                   LONG-TERM
                                                    ANNUAL COMPENSATION           COMPENSATION
                                            -----------------------------------   ------------
                                                                      OTHER          NO. OF
                                                                      ANNUAL       SECURITIES      ALL OTHER
                                                                   COMPENSATION    UNDERLYING     COMPENSATION
          NAME/POSITION             YEAR     SALARY      BONUS         (1)          OPTIONS           (2)
          -------------             ----    --------    --------   ------------   ------------    ------------
Anthony J. Bruno                    1996    $266,000    $     --           --            --         $523,000
Chairman of the Board               1995     256,000      98,000           --            --           45,000
CEO                                 1994     244,000     125,000           --            --           48,000
Arthur M. Jones, Sr.                1996     216,000          --     $ 41,000        22,000           60,000
President and                       1995     205,000      79,000       32,000            --           29,000
Chief Operating Officer             1994     185,000     100,000       11,000        18,000           24,000
James A. Bruno                      1996     140,000          --       30,000        10,000           19,000
Executive Vice President;           1995     107,000      47,000           --            --            9,000
Secretary                           1994      82,000      43,000           --         7,000            8,000
Vincent J. Bruno                    1996     127,000          --       38,000         7,000           68,000
Senior Vice President               1995     120,000      46,000           --            --           27,000
of Purchasing and                   1994     114,000      59,000       40,000         8,000           30,000
Advertising
Bobby W. Little                     1996     118,000          --       16,000         7,000           54,000
Senior Vice President               1995     109,000      42,000       12,000            --           25,000
of Store Operations                 1994     101,000      53,000           --         7,000           21,000

---------------

(1) Reflects amounts reimbursed by Big B for the payment of taxes resulting from the exercise of stock options issued under Big B's Employee Stock Option Plan. No amounts for executive perquisites and other personal benefits, securities or property are shown because the aggregate dollar amount per executive is the lesser of either $50,000 or 10% of annual salary and bonus.

(2) The amounts listed in this column represent (i) Big B's contributions under its Profit Sharing Plan for the benefit of the following executives for 1996, 1995, and 1994: Anthony J. Bruno $6,000, $6,000 and $6,000; Arthur M.
    Jones, Sr. $6,000, $6,000 and $6,000; James A. Bruno $6,000, $5,000 and
    $4,000; Vincent J. Bruno $4,000, $6,000 and $6,000; and Bobby W. Little $6,000, $4,000 and $4,000; (ii) amounts accrued by Big B in 1996, 1995, and
    1994 under Employment and Deferred Compensation Agreements to provide future retirement benefits for its executives as follows: Anthony J. Bruno $390,000, $20,000 and $25,000; Arthur M. Jones, Sr. $47,000, $20,000 and
    $25,000; James A. Bruno $10,000, $2,000 and $2,000; Vincent J. Bruno
    $56,000, $18,000 and $21,000; and Bobby W. Little $40,000, $18,000 and
    $14,000; and (iii) annual premiums paid by Big B on life insurance provided by Big B in 1996, 1995 and 1994 for the benefit of its executives as follows: Anthony M. Jones, Sr. $7,000, $3,000 and $3,000; James A. Bruno $3,000, $2,000 and $2,000; Vincent J. Bruno $8,000, $3,000 and $3,000; and
    Bobby W. Little $8,000, $3,000 and $3,000.

COMPENSATION REPORT

     Big B's Compensation Committee has established for executives specific compensation policies which seek to enhance the profitability of Big B with an appropriate balance between long-term and short-term profitability goals and to assure the ability of Big B to attract and retain executive employees with compensation packages competitive in the marketplace.

     The compensation program of Big B seeks specifically to motivate the executives of Big B to achieve objectives which benefit Big B within their respective areas of responsibility, with particular emphasis, in the following order of priority, on the ultimate realization of profits for Big B, continued growth in revenues, and control over operating expenses through the achievement of operating efficiencies.

     The key elements of Big B's compensation program include base compensation, an incentive bonus, a Stock Option Plan and retirement benefits typically offered to executives of similar businesses.

     Big B has also sought to align the interests of the executives with the long-term interests of the shareholders through its Stock Option Plan and an attractive deferred compensation plan for the executives.

     The fiscal 1996 compensation of Anthony J. Bruno, Big B's Chief Executive Officer, was based on a review of salaries paid by other retail drug companies of a similar size to that of Big B, taking into account the successful performance of Big B during the preceding year and the leadership provided by him in his role as CEO. The base salaries of all of the executives are set on a general and subjective basis after a review of certain factors, including salaries paid by other retail drug companies of a similar size to that of Big B for executives of similar experience and skills, the overall performance by each executive during the preceding year, Big B's financial performance during the preceding year, and any changes in the scope of the executive's responsibilities from the preceding year. In addition to base salary, each executive, including the CEO, may earn a cash bonus of up to 50% of base pay if certain earnings objectives, established at the beginning of each fiscal year, are achieved with the maximum potential bonus being reduced in proportion to any shortfall in these set earnings objectives.

STOCK OPTION GRANTS

                   PRIVATE OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL VALUE
                                                                                       AT ASSUMED
                                          % OF TOTAL                                    RATES OF
                                            OPTIONS                                   STOCK PRICE
                                          GRANTED TO     EXERCISE                     APPRECIATION
                               OPTIONS     EMPLOYEES      OR BASE                      FOR OPTION
                               GRANTED     IN FISCAL       PRICE      EXPIRATION       TERMS (2)
            NAME               (#)(1)        YEAR        ($/SHARE)       DATE            5%($)          10%($)
-----------------------------  -------    -----------    ---------    ----------    ----------------    -------
Anthony J. Bruno.............       0           0              0             --               --             --
Arthur M. Jones, Sr..........  22,000         22%          10.00        1/31/98          156,000        212,000
Vincent J. Bruno.............   7,000          7%          10.00        1/31/98           50,000         67,000
James A. Bruno...............  10,000         10%          10.00        1/31/98           71,000         96,000
Bobby W. Little..............   7,000          7%          10.00        1/31/98           50,000         67,000
Total........................  46,000         46%                                        327,000        442,000

---------------

(1) All options outstanding were issued under Big B's Employee Stock Option Plan. Options are exercisable 50% on January 31, 1996, and 50% on January 31, 1997, at a price of $10.00 per share, with the options expiring January 31, 1988.

(2) Based upon the market price on the date of grant and an annual appreciation at the rate stated of such market price through the expiration date of such options. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of Big B's Share price. Big B did not use an alternative formula for a grant date valuation, as Big B is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table shows information concerning the exercise of stock options during the fiscal year 1996 by each of the named executive officers and the fiscal year-end value of unexercised options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                 NUMBER OF          NUMBER OF         VALUE OF       VALUE OF
                                                SECURITIES         SECURITIES       UNEXERCISED    UNEXERCISED
                                                UNDERLYING         UNDERLYING       IN-THE-MONEY   IN-THE-MONEY
                       SHARES                   UNEXERCISED        UNEXERCISED        OPTIONS        OPTIONS
                      ACQUIRED      VALUE         OPTIONS            OPTIONS         AT FY-END      AT FY-END
                     ON EXERCISE   REALIZED      AT FY-END          AT FY-END           ($)            ($)
        NAME             (#)         ($)      (#) EXERCISABLE   (#) UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
--------------------------------   --------   ---------------   -----------------   ------------   ------------
Anthony J. Bruno.....         0           0             0                  0                0             0
Arthur M. Jones,
  Sr.................    16,000     135,000        17,000             11,000           17,000             0
Vincent J. Bruno.....     8,000      75,000        13,500              3,500           29,000             0
James A. Bruno.......     7,000      60,000         9,000              5,000           12,000             0
Bobby W. Little......     3,500      32,000         3,500              3,500                0             0
                                                                                                          -
                         ------     -------        ------             ------           ------
  Total..............    34,500     302,000        43,000             23,000           58,000             0
                         ======     =======        ======             ======           ======             =

TREATMENT OF STOCK OPTIONS IN THE MERGER

     Pursuant to the Merger Agreement as soon as practicable following the date of the Merger Agreement, the Big B Board (or, if appropriate, any committee administering the Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options to purchase Shares ("Employee Options") and all outstanding stock appreciation rights ("SARs") heretofore granted under any stock option or stock appreciation rights plan, program or arrangement of Big B (collectively, the "Stock Plans") to provide that each vested and unvested Employee Option (and any SAR related thereto) outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by Big B immediately prior to the effectiveness of the Merger of an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Employee Option, multiplied by (ii) the number of Shares for which such Employee Option shall not theretofore have been exercised (the "Option Consideration").

     The Merger Agreement provides that the Stock Plans shall terminate as of the effectiveness of the Merger, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of Big B or any interest in respect of any capital stock of Big B shall be deleted as of the effectiveness of the Merger, and Big B shall ensure that following the effectiveness of the Merger no holder of an Employee Option or SAR or any participant in any Stock Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of Big B or the Surviving Corporation.

RETIREMENT PLANS

     Profit Sharing 401(k) Retirement Plan. Big B maintains a profit sharing cash and deferred retirement plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are not eligible to participate in a union-sponsored or co-sponsored qualified retirement plan will participate after one year of service and attainment of age 21.

     Big B may make discretionary contributions in an amount determined annually by the Big B Board. Company contributions are allocated to each participant on the basis of compensation. Participants may make contributions to the Plan on a payroll deduction basis and Big B may make matching contributions on behalf of each participant. A separate salary reduction account and matching employer contribution account are maintained for each participant. All contributions are paid to NationsBank, as Trustee, to hold, invest and reinvest the funds. All accounts are vested at retirement, death or disability. Upon any other termination of employment, matching and discretionary contributions are vested after the fifth year of service. Subject to certain restrictions and tax penalties, participants may make early withdrawals from their salary reduction accounts.

     Revco acknowledges in the Merger Agreement that, in connection with the Plan, for the fiscal year ending February 1, 1997, Big B shall make a discretionary contribution for such fiscal year in an aggregate amount of $3,100,000.

     Severance Agreements. The executive officers of Big B are parties to Employment Continuity Agreements (the "Severance Agreements") with Big B. Under the terms of the Severance Agreements, a participating executive will generally become entitled to receive benefits if the executives employment is terminated by Big B for "Good Reason" or by Big B without "Cause" within two years following a "Change of Control." For purposes of the Severance Agreements, a "Change of Control" is deemed to include (i) any acquisition of Shares if the acquiring person would thereafter be the beneficial owner of 25% or more of Big B's voting Shares, (ii) a merger or consolidation of Big B in which Big B is not the surviving corporation, (iii) a sale or exchange of all or substantially all of the property and assets of Big B, or (iv) any change over a two-year period or less in a majority of the Big B Board that is not approved by 2/3 of the Directors either in office at the commencement of such two-year period or who were elected with the approval of a majority of Directors in office at the commencement of such two-year period. The term "Cause" is defined to mean the commission of certain crimes or a willful breach of duty if such neglect is not cured within 30 days of notice. An executive's termination of employment is deemed for "Good Reason" if any of the following occurred within two years of such termination; (i) a substantial change in the nature, or diminution in the status, of the individual's duties or position, (ii) a reduction in the annual base salary provided to the individual, (iii) removal from the then current executive position, (iv) a failure to provide substantially the same support staff, (v) a material reduction in other benefits,

(vi) relocation of the executives principal place of business outside Birmingham, Alabama, or (vii) a failure to assume the Severance Agreement. Big B considers it unlikely that the employment of all of the executives anticipated to be covered under the Severance Agreements would be terminated following a Change of Control.

     The benefits payable under the Severance Agreements consist of a lump sum cash payment equal to three times, for Anthony J. Bruno, Arthur M. Jones, Sr. and James A. Bruno, two times for Vincent J. Bruno, Bobby W. Little and Michael Tortorice, and one times for Eugene Beckmann, Steven Taylor and Paul Bruno, the sum of the executive's average annual compensation at the time of termination and his average incentive compensation bonus for the three years preceding termination. Other benefits provided include the continuation of certain health, disability, and life insurance benefits for ten years.

     For a description of certain amendments to be made to the Severance Agreements in contemplation of the Offer and the Merger, see "Amendment Agreements" below.

     Employment and Deferred Compensation Agreements. The 1995 Employment and Deferred Compensation Agreements (the "Employment Agreements") between Big B and the executive officers of Big B provide that certain retirement benefits are to be paid to those officers upon their retirement after age 65 or after 1.5 years of employment with Big B. These benefits become vested in the employee ratably over a 25 year period until age 68 is reached at which time full vesting is achieved. Cash retirement benefits in a monthly amount equal to 4.2% of his average annual compensation for the three fiscal years ended immediately prior to his retirement date are to be paid to the employee for a period of 120 months following the date of his retirement. In addition, he is entitled to participate in Big B's health insurance plan for the remainder of his life. In the event of his death after retirement and during such 120-month period, Big B will be obligated to continue the payments to his spouse or heirs for the remainder of the 120-month term. In the event an officer becomes permanently disabled or dies prior to attaining age 65, Big B will be obligated to make the monthly cash payments to him, or to his wife or heirs in the event of his death, for such 120-month period. Big B accrues the present value of such retirement benefits from the date of such agreement to the normal retirement date. The occurrence of any event which entitles an executive officer to receive payment under his Severance Agreement is treated as a "retirement" under his Employment Agreement, entitling him to receive payments thereunder and a right to elect to receive a present value lump sum payment.

     For a description of certain amendments to be made to the Employment Agreements in contemplation of the Offer and the Merger, see "Amendment Agreements" below.

AMENDMENT AGREEMENTS

     The Big B Board, at its meeting on October 27, 1996, authorized Big B to enter into amendments (collectively, the "Amendment Agreements") to the Severance Agreements and to the Employment Agreements. Pursuant to the Amendment Agreements, each such officer will be entitled to receive the full amount of his severance benefit under his Severance Agreement if his employment is terminated, by Big B other than for dishonesty or violation of corporate policy or by the officer for any reason, between the 90th day and the 180th day after the completion of the Offer. In addition, the Amendment Agreements will provide that, upon any termination of employment that would entitle an officer to payments under his Severance Agreement, such officer will be entitled to receive under his Employment Agreement certain health insurance benefits and the immediate commencement of the payment of the 120 monthly installments of deferred compensation provided for in such agreement (such commencement date to be reflected in the calculation of the lump sum payment that the officer may elect under such agreement). Finally, the Amendment Agreements will provide that, pursuant to certain option agreements between Big B and certain of its officers in respect of options issued under Big B's Stock Option Plan, any such officer shall be paid an amount

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equal to 50% of any taxable income resulting from the exercise of currently outstanding options, whether vested or unvested, or as a result of the "cash out" of such options in the Merger, which amount is intended as reimbursement for income taxes in respect of such taxable income and has historically been paid by Big B.

INTEREST OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTION

     Big B leases a drug store in Hoover, Alabama, from Nancy Bruno, the mother of Vincent Bruno, Senior Vice President of Purchasing and Advertising and a Director of Big B. The annual minimum rental is $55,000, plus 2% of store sales (excluding sales of beer, wine or tobacco products) in excess of $2,750,000. For the last fiscal year, Nancy Bruno received no payments under provisions relating to sales in excess of the specified minimum. The term of this lease is through 2005.

     Big B leases from Theresa L. Bruno, the sister-in-law of Anthony J. Bruno, Chairman and CEO of Big B, five Big B Drug Stores, located in Birmingham, Gadsden, Clanton and Talladega, Alabama, and in Pensacola, Florida, under long-term leases with remaining terms ranging from 5 to 10 years and with three to four five-year renewal options. Each of the leases provides for an annual minimum guaranteed rent, plus an additional rent equal to 2% of annual sales in excess of a specified amount for each of the five drug stores. Future minimum lease payments under these net operating leases with noncancelable terms in excess of one year aggregate $1,816,000. Minimum lease payments were $266,000 in fiscal 1996, $257,000 in fiscal 1995, and $244,000 in fiscal 1994. No excess rentals were paid in fiscal 1996, 1995, or 1994.

     Big B utilizes the services of Perry Harper & Perry, Inc., an advertising agency, located in Birmingham, Alabama, of which Theresa Bruno, the wife of James A. Bruno, Executive Vice President, Secretary and a Director of Big B, is a shareholder and employee. In fiscal 1996, Big B paid to Perry Harper & Perry approximately $234,800 of commissions for its services.

     In the opinion of Management and a majority of the disinterested members of the Big B Board, the terms of each of these leases and Big B's arrangement with its advertising agency are no less favorable than terms that could have been obtained from unaffiliated parties.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Vincent J. Bruno is co-trustee, along with his sister, of a trust established under the Last Will and Testament of his father, Lee J. Bruno. Vincent Bruno's mother is the income beneficiary of the trust for her life and a private charitable foundation is the remainder beneficiary. The trust acquired a total of 215,000 Shares in a series of open market transactions between November 20, 1995, and June 21, 1996, at prices ranging from $9.00 to $11.75 per share. Vincent Bruno failed to report these transactions in a timely manner on Form 4 filed with the Commission because he mistakenly did not believe himself to be considered the beneficial owner of Shares held by the trust under Section 16 of the Exchange Act. Upon consulting with legal counsel, Mr. Bruno was advised that he was in fact deemed to be the beneficial owner of the Big B Shares owned by the trust and that the transactions should be reported on Form 4. An appropriate Form 4 filing will be made with the Commission.

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